Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated July 5, 2016
Registration No. 333-211954

LINE Corporation

Update and Supplement to Preliminary Prospectus

Dated June 28, 2016

This free writing prospectus relates to the initial public offering of shares of common stock of LINE Corporation in the form of shares or American depositary shares (“ADSs”) in the United States or elsewhere outside of Japan and should be read together with the preliminary prospectus dated June 28, 2016 (the “Preliminary Prospectus”), relating to this offering, included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-211954). On July 5, 2016, LINE filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which may be accessed through the following link:

https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001611820

References to “LINE,” “we,” “us,” “our company,” “the Company” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.

Update to Estimated Initial Public Offering Price Range

The estimated initial public offering price range set forth in the Preliminary Prospectus was $26.50 to $31.50 per ADS and ¥2,700 to ¥3,200 per share, and has been updated to $28.50 to $32.50 per ADS and ¥2,900 to ¥3,300 per share.

Update to “Summary — Our History and Corporate Information”

The disclosure set forth in the third paragraph of the section of the Preliminary Prospectus captioned “Summary — Our History and Corporate Information” has been revised in its entirety, including the addition of a new paragraph, to read as follows:

In February 2013, our board of directors decided to focus our business on the operation and expansion of the LINE platform and to dispose of our Hangame business along with related entities. We disposed of all of our interest in the Hangame business along with related entities (through the newly created NHN Japan Corporation) in the form of a non-cash dividend to NAVER Corporation in April 2013. In September 2013, our board of directors approved a plan to dispose of our online match-making services business for the same reason. The disposition was completed in December 2013 through a sale to an unrelated third party. In September 2014, as a part of our continued focus on the expansion of the LINE platform, our board of directors decided to dispose of our data management business, which consisted of DataHotel Co., Ltd., a wholly-owned subsidiary, and the data management business was subsequently sold to a subsidiary of NHN Entertainment Corporation, a Korean online game portal company that was spun off from NAVER Corporation in August 2013.

In March 2015, we acquired the assets of MixRadio, a mobile music streaming service offered across 31 countries outside of Japan, from Microsoft with the aim of expanding the reach of such streaming service utilizing our large user base. However, we were not successful in achieving this aim, and after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the abandonment of our MixRadio business in February 2016, which abandonment became effective on March 21, 2016.

Update to “The Global Offering — Over-allotment options”

The disclosure set forth in the section of the Preliminary Prospectus captioned “The Global Offering — Over-allotment options” has been revised in its entirety to read as follows:

We have granted to Morgan Stanley & Co. LLC, as representative of the international underwriters, and to Nomura Securities Co., Ltd., as representative of the Japanese underwriters, the options, in the aggregate, to purchase up to an additional 5,250,000 shares of our common stock, in each case solely to cover over-allotments. Such options may be exercised independently of each other. Nomura Securities Co., Ltd. will enter into a stock borrowing agreement with NAVER Corporation solely to facilitate settlement by the Japanese and international underwriters of over-allotments, if any. Further, an affiliate of Morgan Stanley & Co. LLC as representative of the international underwriters will enter into a stock borrowing agreement with Nomura Securities Co., Ltd. solely to facilitate settlement by the international underwriters of over-allotments, if any. Such affiliate of Morgan Stanley & Co. LLC is obligated to return all borrowed shares in connection with over-allotments in the international offering to Nomura Securities Co., Ltd. which then is obligated to return all borrowed shares in connection with over-allotments in the international offering and the Japanese offering to NAVER Corporation concurrently with the expiration of the over-allotment options. See “Underwriting.”

Update to “Risk Factors — If you purchase shares of our common stock or ADSs in our initial public offering, you will experience substantial and immediate dilution.”

The disclosure set forth in the section of the Preliminary Prospectus “Risk Factors — If you purchase shares of our common stock or ADSs in our initial public offering, you will experience substantial and immediate dilution.” has been revised as follows:

If you purchase shares of our common stock or ADSs in our initial public offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of ¥2,549 per share as of March 31, 2016 (assuming no exercise by Morgan Stanley & Co. LLC, as representative of the international underwriters, and by Nomura Securities Co., Ltd., as representative of the Japanese underwriters, of the over-allotment options to acquire additional shares of our common stock), based on an assumed initial public offering price of shares of our common stock of ¥3,100 per share (equivalent to dilution of $24.83 per ADS based on an assumed initial public offering price of $30.50 per ADS), the midpoint of the price range on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share or ADS of the shares of common stock or ADSs that you acquire. For more information, see “Dilution.” This dilution is due in large part to the fact that our earlier investor, NAVER Corporation, paid substantially less than the initial public offering price when it purchased shares of our capital stock. You will experience additional dilution upon exercise of stock options to purchase shares of our common stock or if we otherwise issue additional shares of our common stock or ADSs. For more information, see “Dilution.”

Update to “Use of Proceeds”

The disclosure set forth in the first three paragraphs of the section of the Preliminary Prospectus captioned “Use of Proceeds” has been revised in its entirety to read as follows:

We estimate that we will receive net proceeds from the sale of shares of our common stock (including shares represented by ADSs) in the global offering of approximately ¥101,236,000,000 after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This estimate is based upon an assumed initial offering price of ¥3,100 per share in the global offering, which is the midpoint of the estimated offering price range shown on the front cover page of this prospectus. The international underwriters will purchase shares from us in Japanese yen, including for the portion of shares that will be represented by ADSs. If Morgan Stanley & Co. LLC, as representative of the international underwriters, and Nomura Securities Co., Ltd., as representative of the Japanese underwriters, exercise in full their options, in the aggregate, to purchase up to an additional 5,250,000 shares, we estimate that we will receive net proceeds of approximately ¥116,779,000,000 after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A ¥100 increase (decrease) in the assumed initial public offering price of ¥3,100 per share would increase (decrease) the net proceeds of this offering to us by ¥3,342,000,000, assuming that the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of the global offering are financing our business expansion, which may include investment, acquisition or strategic cooperation to expand our user base or procure additional content for the LINE platform, marketing new products and services and for other general corporate purposes. In addition, we intend to use a portion of the net proceeds from this offering to repay ¥42,000 million in loans, all due between July and September 2016, with interest rates between 0.07% and 0.18%, including ¥5,000 million in short-term borrowings we obtained in August 2015 primarily for income tax payments.

Update to “Capitalization”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Capitalization” has been revised in its entirety to read as follows:

The following table sets forth our short-term borrowings and capitalization as of March 31, 2016:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the sale of shares of our common stock in the global offering (assuming no exercise of the over-allotment options) at an assumed initial public offering price of ¥3,100 per share (equivalent to US$30.50 per ADS), the midpoint of the estimated offering price ranges shown on the front cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) our repayment of ¥42,000 million in loans.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2016
	Actual	As adjusted	Actual(1)	As adjusted(1)
	(in millions of yen and millions of U.S. dollars)
Short-term borrowings	¥42,058	¥58	$374	$1

Corporate bonds	263	263	2	2

Shareholder’s equity:
Common stock, no par value; 690,000,000 shares authorized; 174,992,000 shares issued and outstanding, actual; and 209,992,000 shares issued and outstanding, as adjusted to give effect to the global offering(2)	12,596	63,214	112	562
Share premium	21,451	71,962	191	640
Accumulated deficit	(19,301)	(19,301)	(172)	(172)
Accumulated other comprehensive income	4,870	4,870	43	43

Equity attributable to the shareholder of the Company	19,616	120,745	174	1,073

Non-controlling interest	(392)	(392)	(3)	(3)

Total shareholder’s equity	19,224	120,353	171	1,070

Total capitalization(3)	¥19,487	¥120,616	$173	$1,072

(1)	For convenience, the Japanese yen amounts are expressed in U.S. dollars at the rate of ¥112.42 to US$1.00, the noon buying rate in effect on March 31, 2016 as quoted by the Federal Reserve Bank of New York.

(2)	Assumes no exercise by Morgan Stanley & Co. LLC, as representative of the international underwriters, and by Nomura Securities Co., Ltd., as representative of the Japanese underwriters, of the overallotment options, and excludes 25,569,000 shares of our common stock issuable upon the exercise of outstanding stock options.

(3)	A ¥100 increase (decrease) in the assumed initial public offering price of ¥3,100 per share of our common stock would increase (decrease) as adjusted total capitalization by approximately ¥3,342,000,000, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the options of Morgan Stanley & Co. LLC, as representative of the international underwriters, and of Nomura Securities Co., Ltd., as representative of the Japanese underwriters, to purchase, in the aggregate, 5,250,000 additional shares of our common stock from us were exercised in full, as adjusted total shareholder’s equity and total number of shares of our common stock outstanding as of March 31, 2016 would be ¥135,895 million and 215,242,000, respectively.

Update to “Dilution”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Dilution” has been revised in its entirety to read as follows:

If you invest in shares of our common stock or ADSs, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock or ADSs in this global offering and the net tangible book value per share or ADS immediately after the completion of this global offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding shares. Our net tangible book value as of March 31, 2016 was approximately ¥82 per share of common stock. Net tangible book value per share represents the amount of total assets excluding goodwill and other intangible assets minus the amount of total liabilities, divided by the total number of shares of our common stock outstanding. Dilution is determined by subtracting net tangible book value per share, after giving effect to the additional proceeds we will receive from this global offering, from the assumed initial public offering price per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after March 31, 2016, other than to give effect to our sale of shares of our common stock in the global offering at the assumed initial public offering price of ¥3,100 per share after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2016 would have been ¥551 per outstanding share. This represents an immediate increase in net tangible book value of ¥469 per share to existing shareholders and an immediate dilution in net tangible book value of ¥2,549 per share (equivalent to $24.83 per ADS) to purchasers of shares of our common stock or ADSs in the global offering.

The following table illustrates such dilution on a per share of common stock basis:

Assumed initial public offering price per share of our common stock	¥3,100
Net tangible book value per share of our common stock as of March 31, 2016	¥82
Increase in net tangible book value per share of our common stock attributable to the sale of shares of our common stock in this global offering	¥469

As adjusted net tangible book value per share of our common stock immediately after this global offering	¥551

Dilution in net tangible book value per share of our common stock to new investors	¥2,549

A ¥100 increase (decrease) in the assumed initial public offering price of ¥3,100 per share would increase (decrease) our as adjusted net tangible book value per share after giving effect to the global offering by ¥16 per share and the dilution in net tangible book value per share to new investors in the global offering by

¥84 per share (equivalent to $0.82 per ADS), assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

If the options of Morgan Stanley & Co. LLC and Nomura Securities Co., Ltd. to purchase, in the aggregate, 5,250,000 additional shares of our common stock are exercised in full, the as adjusted net tangible book value per share, as adjusted to give effect to the global offering, would be ¥610 per share, and the dilution in net tangible book value per share to new investors in the global offering would be ¥2,490 per share (equivalent to $24.25 per ADS).

The following table summarizes, as of March 31, 2016, the differences between our existing shareholder and the new investors purchasing shares of our common stock in the global offering, with respect to the respective number of shares purchased, total consideration paid, and average price per share paid, assuming an initial public offering price of ¥3,100 per share, which is the midpoint of the estimated offering price range set forth on the front cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of stock purchased		Total consideration			Average price per share
	Number	Percent	Amount		Percent
Existing shareholder	174,992,000	83.3%	¥12,596,197,697	(1)	10.4%	¥71.98
New investors	35,000,000	16.7	108,500,000,000		89.6	3,100.00

Total	209,992,000	100.0%	¥121,096,197,697		100.0%	¥576.67

(1)	There were no non-cash payments made by NAVER Corporation.

A ¥100 increase (decrease) in the assumed public offering price of ¥3,100 per share of our common stock would increase (decrease) total consideration paid by new investors and average price per share paid by all shareholders by ¥3,500,000,000 and ¥16.67 per share, respectively, assuming a sale of 35,000,000 shares at ¥3,100, the midpoint of the range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the options of Morgan Stanley & Co. LLC and Nomura Securities Co., Ltd. to purchase, in the aggregate, 5,250,000 additional shares of our common stock are exercised in full, our existing shareholder would own 81.3% and our new investors would own 18.7% of the total number of our shares outstanding upon the completion of this global offering. The primary purposes of the global offering are financing our business expansion, which may include investment, acquisition or strategic cooperation to expand our user base or procure additional content for the LINE platform, marketing new products and services and other general corporate purposes and repaying outstanding debt.

The discussion and tables above also assume no exercise of any outstanding stock options. As of May 31, 2016, there were 25,526,500 shares of our common stock issuable upon exercise of outstanding stock options. See “Management — Stock Options.” To the extent that any of these options are exercised, there will be further dilution to new investors.

Update to “Business — Our Global Footprint and Expansion”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Business” has been revised to add the following immediately after the end of the section captioned “Business — Our Global Footprint and Expansion”:

Our History and Corporate Information

We were incorporated as a joint-stock corporation in Japan in September 2000. We began as an online game company and engaged in the development and distribution of online games under the Hangame brand. We subsequently expanded our business to portal services and acquired livedoor Co., Ltd., a Japanese internet portal company, in May 2010.

In June 2011, we launched the LINE messaging application to the public in Japan, followed by launches in other Asian countries. We initially focused on building our user base in Japan, but shortly afterwards began to actively conduct marketing efforts in other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration in a relatively large and growing population size. In order to more effectively pursue global expansion outside of Japan, we incorporated LINE Plus Corporation, which provides sales and marketing services for the LINE platform outside of Japan, in Korea in February 2013.

In February 2013, our board of directors decided to focus our business on the operation and expansion of the LINE platform and to dispose of our Hangame business along with related entities. We disposed of all of our interest in the Hangame business along with related entities (through the newly created NHN Japan Corporation) in the form of a non-cash dividend to NAVER Corporation in April 2013. In September 2013, our board of directors approved a plan to dispose of our online match-making services business for the same reason. The disposition was completed in December 2013 through a sale to an unrelated third party. In September 2014, as a part of our continued focus on the expansion of the LINE platform, our board of directors decided to dispose of our data management business, which consisted of DataHotel Co., Ltd., a wholly-owned subsidiary, and the data management business was subsequently sold to a subsidiary of NHN Entertainment Corporation, a Korean online game portal company that was spun off from NAVER Corporation in August 2013.

In March 2015, we acquired the assets of MixRadio, a mobile music streaming service offered across 31 countries outside of Japan, from Microsoft with the aim of expanding the reach of such streaming service utilizing our large user base. However, we were not successful in achieving this aim, and after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the abandonment of our MixRadio business in February 2016, which abandonment became effective on March 21, 2016.

NAVER Corporation currently owns 100% of the outstanding shares of our capital stock. NAVER Corporation is a leading internet company in Korea and listed on the KOSPI Market of the Korea Exchange. See “Principal Shareholder.”

Our principal executive offices are located at Shibuya Hikarie, 27th Floor, 21-1 Shibuya 2-chome, Shibuya-ku, Tokyo 150-8510, Japan, and our telephone number is +81-3-5155-1008. Our English website address is http://linecorp.com/en/. The information on, or that can be accessed through, our website is not part of this prospectus.

Update to “Business — Properties”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Business — Properties” has been revised to state that the sale of the Fukuoka property closed on June 29, 2016.

Update to “Shares and ADSs Eligible for Future Sale — Lock-Up Agreements”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Shares and ADSs Eligible for Future Sale — Lock-Up Agreements” has been revised to add the following paragraph at the end of the section:

Options exercisable for 25,526,500 shares of our common stock remained outstanding as of May 31, 2016. Of that total, holders of options exercisable for 18,877,500 shares are subject to such lockup agreements. For the options not subject to the lockup provisions, 3,967,500 are currently exercisable, 664,000 will become exercisable on August 9, 2016, 297,000 will become exercisable on November 1, 2016 and 1,720,500 will become exercisable on February 4, 2017, in each case subject to internal policies on blackout periods.

Update to “Underwriting — Options to Purchase Additional Shares”

The disclosure set forth in the second paragraph of the section of the Preliminary Prospectus captioned “Underwriting — Options to Purchase Additional Shares” has been revised in its entirety to read as follows:

In connection with over-allotments, if any, in the Japanese offering and the international offering, Nomura Securities Co., Ltd., for the benefit of the Japanese underwriters and the international underwriters, will enter into a stock borrowing agreement with NAVER Corporation to facilitate settlement. Further, an affiliate of Morgan Stanley & Co. LLC, as representative of the international underwriters, will enter into a stock borrowing agreement with Nomura Securities Co., Ltd. solely to facilitate settlement by the international underwriters of over-allotments, if any. Such affiliate of Morgan Stanley & Co. LLC is obligated to return all borrowed shares in connection with over-allotments in the international offering to Nomura Securities Co., Ltd. which then is obligated to return all borrowed shares in connection with over-allotments in the international offering and the Japanese offering to NAVER Corporation concurrently with the expiration of the over-allotment options granted by us. Following return of the borrowed shares, the shareholder has agreed to remain subject to the lock-up agreement terms described below.

Update to “Underwriting — Commissions and Expenses”

The disclosure set forth in the penultimate paragraph of the section of the Preliminary Prospectus captioned “Underwriting — Commissions and Expenses” has been revised in its entirety to read as follows:

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $23,289,639, which includes legal, accounting and printing costs and various other fees associated with the registration of our shares and ADSs. We have agreed to reimburse the international underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $35,000.

Update to “Underwriting — Lock-Up Agreements”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Underwriting — Lock-Up Agreements” has been revised to add the following paragraph at the end of the section:

Options exercisable for 25,526,500 shares of our common stock remained outstanding as of May 31, 2016. Of that total, holders of options exercisable for 18,877,500 shares are subject to such lockup agreements. For the options not subject to the lockup provisions, 3,967,500 are currently exercisable, 664,000 will become exercisable on August 9, 2016, 297,000 will become exercisable on November 1, 2016 and 1,720,500 will become exercisable on February 4, 2017, in each case subject to internal policies on blackout periods.

Update to “Expenses Relating to This Offering”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Expenses Relating to This Offering” has been revised in its entirety to read as follows:

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of shares of our common stock by us. With the exception of the SEC registration fee, the New York Stock Exchange listing fee and the FINRA fee, all amounts are estimates.

Type of expenses	Amount
SEC registration fee	$82,801
New York Stock Exchange listing fee	125,000
FINRA fee	123,838
Printing and engraving expenses	1,498,000
Legal fees and expenses	8,336,000
Accounting fees and expenses	8,417,000
Miscellaneous	4,707,000

Total	$23,289,639

LINE has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents LINE has filed with the SEC for more complete information about LINE and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained by contacting:

Morgan Stanley & Co. LLC: 1-866-718-1649

Goldman, Sachs & Co.: 1-866-471-2526

J.P. Morgan Securities LLC: 1-866-803-9204

Nomura Securities International, Inc.: 1-212-667-9300